SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/29/19



___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
386,038

8. SHARED VOTING POWER
227,313

9. SOLE DISPOSITIVE POWER
386,038
_______________________________________________________

10. SHARED DISPOSITIVE POWER
227,313



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
613,351 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99976%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________



Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Herzfeld Caribbean Basin Fund, Inc. ("CUBA" or the "Issuer").

The principal executive offices of CUBA are located at 119 WASHINGTON AVENUE, SUITE 504
MIAMI BEACH FL 33139




Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Phillip Goldstein.

(b) The business address of the reporting person is 60 Heritage Drive Pleasantville, NY 10570


(c) Member of Bulldog Investors, LLC, 250 Pehle Ave. Suite 708,
Saddle Brook, NJ 07663

(d) n/a

(e) n/a

(f) Mr. Goldstein is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Personal funds.


ITEM 4. PURPOSE OF TRANSACTION

On April 29, 2019, the filing person has submitted the following shareholder proposal and supporting statement:

RESOLVED:  The stockholders recommend that the Fund be dissolved.

			SUPPORTING STATEMENT

      Tom Herzfeld launched The Herzfeld Caribbean Basin Fund 25 years ago as a vehicle for U.S. investors to benefit from future investment opportunities in Cuba. Accordingly, he chose "CUBA" as its stock symbol. Since then, Tom has generally been upbeat about the prospects for lifting the trade embargo that bars Americans from investing in Cuba. For example:

..	February 1999 --"I believe we are coming closer to the end of the 37
	year Cuban embargo."

..	August 2005 - "When we created the Fund we believed then, and are even more convinced now, that the most compelling investment opportunities will be in Cuba."

..	February 2009 - "We are confident that when taken together, these
	progressive steps [by the Obama administration], coupled with Fidel Castro's faltering health, will pave the way for a new U.S.-Cuba policy that will lead to normalization of trade with Cuba."

..	February 2012 - "Recent developments indicate to us that the prospect
	of resumption of trade with Cuba is just beyond the horizon."

..	July 2015 - "We expect positive developments in U.S. - Cuban relations
	in the future to lead towards a lifting of the embargo."

..	January 2016 - "[W]e believe lifting the embargo is inevitable and
	should provide new economic opportunities for the region as the [Cuba] continues to be welcomed back into the global economy."

..	July 2016 - "Republican candidate Donald J. Trump when asked about his
	openness to expanding his self-branded line of hotels into Cuba, said
	'I would, I would.'....Regardless of who wins the White House, positive
	dealings with Cuba should continue and progress should be made."

     Yet, the trade embargo is still there. Apparently, investors are fatigued because the price of the Fund's shares are more than 20% below their net asset value. I reached out to Tom in April to discuss the discount. He responded:
"Before any action is taken regarding the discount, we would like to see if US policy towards Cuba is going to change." Coincidentally, on that same day the policy did change - for the worse -- as the Trump administration announced new restrictions on dealing with Cuba that, according to Cuban President Diaz-Canel "pushed the precarious relation with our country back to the worst level." as one expert on Cuba put it: "The Obama era is over. It's all over."

    I have known Tom Herzfeld for many years and I respect his knowledge of closed-end funds. But, in this case, I think he is in denial. Eliminating the discount can provide the Fund's stockholders with a gain of about 25%. If Tom was just a stockholder and not the Fund's manager, I bet he would favor winding it up.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on February 27, 2019, there were 6,133,659 shares of common stock outstanding as of December 31, 2018. The percentages set forth herein were derived using such number.

As of April 26, 2019, Phillip Goldstein is deemed to be the beneficial owner of 613,351 shares of CUBA (representing 9.99976% of CUBA's outstanding shares) solely by virtue of his power to direct the vote of,and dispose of, these shares. These 613,351 shares of CUBA include 386,038 shares (representing 6.29376% of CUBA's outstanding shares) that are beneficially owned by Mr. Goldstein.

All other shares included in the aforementioned 613,351 shares of CUBA beneficially owned by Phillip Goldstein (solely by virtue of his power to sell or direct the vote of these shares) are also beneficially owned by individuals and entities who are not members of any group. The total number of these "non-group" shares is 227,313 (representing 3.705991% of CUBA's outstanding shares).

(b)Phillip Goldstein has sole power to dispose of and vote 386,038 shares. Certain other individuals and entities have shared power to dispose of and vote 227,313 shares.


c) During the past 60 days the following shares of CUBA were purchased:

Date:		        Shares:		Price:
03/26/19		4,400		5.7600
03/01/19		5,000		5.7500
03/21/19		5,000		5.8000
03/08/19		5,000		5.6600
02/28/19		5,000		5.7300


d) Beneficial owners of the shares are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By: /S/ Phillip Goldstein
Name:   Phillip Goldstein
Date:   4/30/19